Exhibit 8.1

List of Significant Subsidiaries

Unless stated otherwise, each subsidiary is wholly owned by us and does business under its name of incorporation.

Company	Jurisdiction of Incorporation
ARM Limited	England and Wales
ARM Inc.	US
ARM KK	Japan
ARM Korea Limited	South Korea
ARM France SAS	France
ARM Norway AS	Norway
ARM Sweden AB (formerly Logipard AB)	Sweden
ARM Germany GmbH	Germany
ARM Embedded Technologies Pvt. Ltd.	India
ARM Taiwan Limited	Taiwan
ARM Consulting (Shanghai) Co. Ltd.	China